Mail Stop 6010

April 18, 2008

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmacueticals, Inc.
Shiji Avenue, Xianyang City
Shaanxi Province, P.R. China, 712000

> **Re: Biostar Pharmaceuticals, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed April 3, 2008**
> **File No. 333-147363**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Registration Statement on Form S-1

General

1. We have reviewed your response to our prior comment number 3 and have the following comments:

a. With respect to part (b) of your response, we note you state that there was no monetary value exchanged in this transaction. Please clarify what is meant by that statement. In so doing, please reconcile this statement with your disclosure on page F-8 regarding the "interest-free loan" you provided to Aoxing Pharmaceutical. Lastly, please revise your disclosure to elaborate on the significant terms and stipulations associated with this loan.

b. Additionally, with respect to part (b) of your response, please revise your financial statements to provide a discussion of the shares of your common stock that were issued to the trustee of a BVI. Include the number of shares issued and the dates the shares were issued. Clarify whether there were any stipulations attached to the issuance of these shares.

c. With respect to your response to part (c) of our prior comment number three, please clarify the duration of the "entrusted period" referenced in your response.

Prospectus Summary

2. We note your response to Comment 6 and reissue the comment in part. We continue to note instances where you refer to Aoxing as "we" and "our." For example:

- On page 7 "…we manufacture three OTC products, two prescription-based pharmaceuticals and ten nutritional supplements;"
- On page 16 "Our success depends on our ability to protect our current and future technologies and products and to defend our intellectual property rights;"
- On page 35 references to "our business in China," "our best selling product," "We currently have three patents pending approval…" and "…we activated a series of strategic projects…"

Please review your references to "we" and "our" throughout your document to ensure that they refer to Biostar or to change them if they refer to Aoxing.

Risk Factors

"The loss of Aoxing Pharmaceutical as our operating business . . .", page 12

3. We note your response to Comment 9. Please expand your disclosure to provide the following additional information:

- Describe the circumstances in which either party may terminate the Management Entrustment Agreement and other contractual agreements.
- Expand your disclosure clarify that affiliates stand on both sides of the agreement and therefore it would be easy to terminate the agreement

and the unaffiliated investors would have little or no recourse since all of the operating entity's assets are located in China.

- If accurate, state that if the contractual relationships prove to be unenforceable under PRC law that you would have no sources of revenue and no assets.
- Clarify that the risk that the agreements could prove to be unenforceable relate to the PRC prohibition of direct share exchanges between a PRC entity and an offshore company. Additionally, explain any other reasons why your agreements may prove to be unenforceable.
- Discuss the conflicts of interest that would exist if the agreements were determined to be unenforceable.

"We may require additional financing in the future and a failure to obtain . . .," page 13

4. Explain how you would acquire funding from secondary distributions.

"We may engage in future acquisitions that could dilute the ownership interests of our stockholders…, page 13"

5. It is not clear whether Biostar may engage in acquisitions or if Aoxing may engage in acquisitions. Please clarify. Additionally, if Biostar may engage in acquisitions please clarify whether they would acquire other companies operating in the PRC or if they would consider other acquisition candidates.

"Aoxing Pharmaceutical relies on a small number of important customers . . .," page 17

6. We note that Aoxing Pharmaceuticals made 14% of its sales to a single customer in 2006. Please revise to include the percentage of its sales that were made to this customer in 2007. In addition, please disclose the identity of this customer in accordance with Item 101 (c)(1)(vii) of Regulation S-K.

"Aoxing Pharmaceutical's certificates, permits, and licenses related to its pharmaceutical operations are subject to governmental control," page 17

7. We note your response to Comment 27 and reissue the comment in part. Please disclose the instances in which SFDA approval may be taken away from your products prior to the approval's expiration.

The fluctuation of the Renminbi may harm your investment, page 23

8. We note your response to Comment 40 and reissue the comment in part. Please expand your disclosure in this risk factor to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations. An example of a hypothetical change in value of the Renminbi versus the dollar may be helpful.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

9. We note that one of your bank loans expired on October 31, 2007 and February 13, 2008. Please disclose whether these loans have been repaid in full. If they have not, please clarify whether they have been extended or if you are in default. If they have not yet been repaid, please file the agreements as exhibits to you registration statement.

Results of Operations, page 37

10. Refer to your revised disclosure in response to our prior comment number 56. Please revise your net sales discussion to explain why the sales of your other products increased from 2006 to 2007. This also applies to your cost of sales discussion.

Critical Accounting Policies

11. Refer to your response to our prior comment number 57. Please tell us and disclose your customers' ability to return products. In addition, please tell us how you were able to use historical sales returns as the basis for recording zero return allowances when sales have increased 176% in total and as much as 326% in some product lines.

Description of Business

Corporate History, page 42

12. Please revise the discussion of the Management Entrustment agreement to disclose that Shaanxi Biostar has the right to appoint and terminate members of Aoxing's Board of Directors, hire management and administrative personnel and control decisions relating to entering and performing customer contracts, bank loans and other instruments.

13. We note your response to Comment 62 and reissue the comment in part. Please expand your disclosure to list the factors that you will take into account to determine the consideration for the exercise of the option in the Exclusive Option Agreement. We recognize that one such factor is the permission under PRC law that the exercise price be nominal, and not appraised.

Customers, page 52

14. We note your response to Comment 59 and reissue the comment in part. You state on page 52 that approximately 48% of Aoxing Pharmaceutical's sales are

made through distributors. Please expand your disclosure to list the products that are sold through distributors.

15. We note your statement on page 52 that Aoxing's largest customer accounted for approximately 14% of sales for the year ended December 31, 2006. Please revise to disclose the percentage sales attributed to this customer for 2007.

Continue to Develop and Market New Products, page 53

16. Please file as an exhibit to your registration statement the Technological Cooperation Agreement with College of Life Sciences of Northwest University, entered into on September 10, 2006, in accordance with Item 601 (b)(10) of Regulation S-K.

17. Please revise the descriptions of your agreements with Xianyang Material Medical Institute, Shaanxi University of Science and Technology, and College of Life Sciences of Northwest University to disclose the following information:

- Each parties' rights and responsibilities under the agreements;
- Identify the particular product or technology that is the subject of the agreement;
- The ownership of any products or technologies that may develop under these agreements;
- The aggregate amounts paid or received to date;
- The aggregate funding requirements;
- Expiration and termination provisions.

Research and Development, page 56

18. We note your response to comment 75 and reissue the comment in part. We note your disclosure on page 56 that Aoxing Pharmaceuticals estimates it has spent approximately 1.2 million RMB on research and development activities over the past two years. Please revise your filing to estimate the amount spent on research and development activities during *each* of the last two fiscal years, in accordance with Item 101 (c)(1)(xi) of Regulation S-K.

Government Regulation, page 57

19. We note your response to Comment 63 and reissue the comment in part. Please expand your disclosure to explain how these laws and regulations impact your business.

Security Ownership of Certain Beneficial Owners and Management, page 60

20. We note your response to Comment 3(b) that "In exchange for executing the Entrusted Management Agreement, the Company issued shares of its common

stock to the trustee of a BVI trust for the benefit of Aoxing Pharmaceutical's owners." This transaction is also described in footnote 3 to the "Security Ownership of Certain Beneficial Owners and Management" table on page 60-61 of your filing.

- In an appropriate location in your registration statement, please explain why shares of the registrant's common stock were issued to the trustee for the benefit of Aoxing Pharmaceutical's owners. If the shares will be distributed to Aoxing Pharmaceutical shareholders, please explain when this will occur or the circumstances under which this will occur.
- Please file any agreements that memorialize the fact that these shares were issued to the trustee for the benefit of Aoxing Pharmaceutical's owners and the conditions under which they were issued.

21. We note your response to Comment 80 and reissue the comment in part. We note that you disclose directorships in reporting companies for Mr. Segal, but not for any other director. Please confirm that no other director holds directorships in reporting companies. If this is incorrect, please revise your description of your directors to disclose other directorships held in reporting companies, in accordance with Item 401 (e)(2) of Regulation S-K, and identify the reporting companies.

Financial Statements – December 31, 2007

Index to Financial Statements, page 67

General

22. It appears you have accounted for this transaction as a reverse acquisition. If our assertion is correct, please tell us and revise your disclosure here and throughout the document to:

a. Clarify the basis for your accounting for the transaction as a reverse acquisition. Ensure your revised disclosure states which party is the acquirer for accounting purposes.
b. Retroactively restate the equity section of the balance sheet and the statement of stockholders' equity to reflect the effect the equivalent number of shares issued as per the BVI trust after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital.
c. Retroactively restate your earnings per share calculation to reflect the number of equivalent shares received by Aoxing Pharmaceutical shareholders, as though they had been received on January 1, 2006.

If our assertion is incorrect, please tell us and disclose how you accounted for this transaction. Please cite any authoritative literature used in your consideration.

Report of Independent Registered Public Accounting Firm, page F-1

23. We note that your auditors are located in New York. It appears that the vast majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007, and 2006.

Consolidated Balance Sheets, page F-3

24. Please present the pro forma net income per share for 2007 on the consolidated statement of operations giving effect to the conversion of preferred stock that will occur after the balance sheet date and explain the presentation in the notes to the financial statements.

Consolidated Statements of Stockholder's Equity, page F-5

25. We note that approximately 22 million shares of common stock were issued in 2007. We were unable to locate a footnote discussion of this transaction. Please tell us and disclose this transaction. Additionally, if the transaction did not result from the exchange of cash, please tell us how you determined the value of these shares. Lastly, please tell us why this transaction was not included on the statement of cash flows as a financing activity or as a supplemental disclosure of non-cash activity.

26. Please tell us why you are recording an entry for the "effect of initial VIE consolidation".

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-7

Intangible Assets, page F-10

27. Please refer to your response to our prior comment numbers 85 and 87. Please revise your disclosure to clarify that the proprietary technologies relate to the production of the Company's five state approved drugs. Further, please tell us and revise your disclosure to provide a discussion as to how the proprietary technologies were acquired. Lastly, please elaborate on the professional valuation obtained for the proprietary technologies. Disclose any key assumptions and methodologies used in your determination of the value of these intangible assets.

28. Your current disclosure states that the amortization period for intangible assets range "from one to fifty years". Please disclose the precise amortization period for each of your intangible assets.

Note 6 – Income Taxes, page F-15

29. Please provide the disclosures required under paragraphs 20 – 21 of FIN 48.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Darren Ofsink, Esq.
       Guzov Ofsink LLC
       600 Madison Avenue, 14th Floor
       New York, NY 10022